Exhibit 27 (m)

     SAMPLE CALCULATION OF YEAR 5 ACCUMULATED VALUE, CASH SURRENDER VALUE,
                               AND DEATH BENEFIT

FOR SENTINEL ESTATE PROVIDER
Male age 55 Preferred Nonsmoker, Female age 50 Preferred Nonsmoker, Face amount, 1,000,000 Level death benefit, annual premium 10,000, 0% gross investment return, guaranteed charges.



               Beginning AV        Premium                   admin + fee           Coi         VAC       Interest    Ending AV
                                                   premium
                                                   expense
---------------------------------------------------------------------------------------------------------------------------------
Year 1                -           10,000          1,040         1,140            51          74        (77)            7,618

Year 2              7,618         10,000          1,040         1,140           168         142       (147)           14,981

Year 3             14,981         10,000          1,040         1,140           309         207       (214)           22,071

Year 4             22,071         10,000          1,040         1,140           478         269       (279)           28,865

Year 5             28,865         10,000          1,040         1,140           677         329       (341)           35,338



The surrender charge for joint equivalent age 50 is 10.00 per 1000 of face amount in policy year 5, or $10,000 (10 times 1000). The cash surrender value is therefore $35,338 - $10,000 = $25,338.

The annual investment return was obtained from the hypothetical return (0% in this example) as follows ((1+0%) x (1 - .0183)) - 1 where 0.0093 is the average annual fund expense and 0.0090 is the mortality and expense charges.

All policy charges are deducted monthly.

Death Benefit - since the Accumulated value at the end of year 5 is less than 40% of the Face Amount, then the Death Benefit is equal to the Face Amount, or $1,000,000

For different years, the calculation would be similar, starting with the Accumulated Value at the beginning of the year, adding premiums paid, subtracting all policy charges, adding or subtracting net investment income, to arrive at end of year Accumulated Value. Then a surrender charge would be subtracted, if the policy is in its first 10 years, to arrive at Cash Surrender Value. If the policy is more than 10 years old, then there is no surrender charge and the Accumulated Value and Cash Surrender Value are the same. The Death Benefit will be the same as the Face Amount in all years unless the Accumulated Value multiplied by a factor specified in the federal tax law would be greater than the Face Amount. This factor is 250% for ages 40 and under, and then gradually declines for higher ages until it reaches 105% for ages 75 and over.